FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

October 18, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is October 18, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that Mr. Paul Matysek has been appointed to the board of directors, as well as stock options granted to directors to purchase up to an aggregate 300,000 common shares at an exercise price of $3.10 per share for two years.

Item 5.	Full Description of Material Change

The Issuer reports the appointment of Mr. Paul Matysek to the Board of Directors.

Mr. Matysek is the former President and CEO and a co-founder of Energy Metals Corporation (NYSE Arca: EMU, TSX: EMC).  Under Mr. Matysek’s stewardship, Energy Metals Corporation, a pure uranium mining and development company, was recently acquired by Uranium One Inc. in a deal valued at over one billion dollars.

A professional geoscientist with more than 25 years’ international experience, Mr Matysek holds a Masters of Science degree in Geology.  He is a recognized entrepreneur, specializing in developing resource-based companies from conception to production, and has held senior management and/or director positions with several natural resource exploration and development companies, including First Quantum Minerals Ltd., First Majestic Silver Corp. and Dundarave Resources Ltd.  Furthermore, Mr. Matysek has been instrumental in the acquisition and development of a number of significant precious metal and base-metal properties and has been involved in raising over $200 million dollars for various exploration and development projects since 1999.

Stock Options

The Issuer further announces that, pursuant to its 2004 Incentive Stock Option Plan, it has granted incentive stock options to directors to purchase up to an aggregate of 300,000 common shares in the capital stock of the Issuer.  The options are exercisable on or before October 18, 2009 at a price of $3.10 per share.

All of the Issuer’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, President & CEO

Business Telephone No.: (604) 331-0096

Item 9.	Date of Report

October 18, 2007